UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

PARALLEL PETROLEUM CORPORATION

(Name of Subject Company)

PARALLEL PETROLEUM CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

699157103

(CUSIP Number of Class of Securities)

Larry C. Oldham

Chief Executive Officer

Parallel Petroleum Corporation

1004 N. Big Spring, Suite 400

Midland, Texas 79701

(432) 684-3727

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies To:

Thomas W. Ortloff	W. Scott Wallace
Lynch, Chappell & Alsup, P.C.	Haynes and Boone, LLP
300 N. Marienfeld, Suite 700	2323 Victory Avenue, Suite 700
Midland, Texas 79701	Dallas, Texas 75219
(432) 683-3351	(214) 651-5000

☐	Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 13, 2009, amends and supplements the Schedule 14D-9 originally filed with the SEC on September 24, 2009 (as amended and supplemented by Amendment No. 1 thereto, the “Schedule 14D-9”) by Parallel Petroleum Corporation, a corporation incorporated in Delaware (the “Company”). The Schedule 14D-9 relates to the tender offer by PLLL Acquisition Co., a Delaware corporation (“Merger Subsidiary”) and wholly-owned subsidiary of PLLL Holdings, LLC, a Delaware limited liability company (“Parent”) to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, including the associated preferred stock purchase rights (collectively, the “Shares”) for $3.15 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 2009 and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto, collectively, constitute the “Offer”) contained in the Schedule TO filed with the SEC on September 24, 2009 by Parent and Merger Subsidiary.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended, restated and supplemented by replacing the first paragraph thereof with the following paragraph:

“Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) Parent, Merger Subsidiary or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “Board of Directors” or the “Board”) after the first date on which Merger Subsidiary purchases any Shares pursuant to the Offer (the “Acceptance Date”). Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.”

Item 3 of the Schedule 14D-9 is hereby amended, restated and supplemented by replacing the second paragraph on page 6 thereof with the following paragraph:

“The Terms provide that each of the Executive Officers and Parent will negotiate a definitive employment agreement with an initial term of five years. The term of each of these employment agreements will be five years and the annual base salary for each Executive Officer will be substantially similar to that which such Executive Officer is currently entitled, subject to increase (but not decrease) periodically by Parent’s board of directors. Each Executive Officer shall also be eligible to receive an annual bonus under a bonus plan to be adopted by Parent, which will be similar to the Company’s current bonus plan and contingent upon Parent achieving qualitative and quantitative performance goals established by Parent’s board of directors. Additionally, upon commencing employment with Parent, each Executive Officer will receive (i) a signing bonus equal to his annual base salary and (ii) a grant of certain additional equity interests in such affiliate that will vest in equal annual installments over the five-year period following the consummation of the Merger, contingent upon such

Executive Officer’s continued employment with Parent during such period. Each of the Executive Officers is required to invest 65% of his signing bonus in equity interests in such affiliate of Parent. Mr. Oldham has agreed to invest 65% of the consideration he receives in connection with the Offer for in-the-money Options in equity interests in such affiliate of Parent. Each of the other Executive Officers may choose to invest up to 65% of the consideration he receives in connection with the Offer for in-the-money Options in non-voting net profits interests in such affiliate of Parent.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph below the third full paragraph on page 11 thereof:

“Amendment No. 1 to the Merger Agreement. On October 13, 2009, Parent, Merger Subsidiary and the Company entered into Amendment No. 1 to the Merger Agreement (the “Amendment”). Pursuant to the Amendment, the parties thereto agreed to reduce the $5.5 million termination fee payable by the Company to Parent in the event of certain termination events under the Merger Agreement to $4.0 million plus the payment of all reasonable out-of-pocket documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers of Parent and its affiliates) incurred by Parent or Merger Subsidiary on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and all other matters related to the Merger; provided, however, that in no event shall such expenses exceed $1,000,000 in the aggregate. In addition, the parties to the Merger Agreement agreed to decrease the period in which the Company is required to pay the termination fee to Parent if, after the termination of the Merger Agreement, the Company consummates a merger, acquisition, recapitalization or similar transaction as described in the Merger Agreement. The period has been reduced from twelve months to nine months. The foregoing summary of the material terms of the Amendment is qualified in its entirety by reference to the Amendment, which is filed as Exhibit (a)(13) hereto and incorporated herein by reference.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended, restated and supplemented by replacing the second paragraph on page 16 thereof with the following paragraph:

“On September 9, 2009, the Company received two written proposals, one from Apollo Management and one from a strategic party, Company C. Apollo Management submitted a proposal to acquire all of the outstanding Common Stock for $2.80 in cash per share, which proposal included a mark-up of the draft merger agreement and Apollo Management’s proposed source of funds and indicated that no further due diligence was needed and that all necessary internal approvals had been obtained. Apollo Management’s proposal also indicated that it was subject to entering into satisfactory arrangements to retain certain members of management and also subject to obtaining a waiver from the lenders under the credit facility with respect to the change of control that would occur upon the sale. Company C submitted a proposal to acquire all of the Company’s oil and gas assets for cash subject to further due diligence and negotiation of a definitive agreement. Apollo Management’s $2.80 offer price was clearly superior to Company C’s offer with an implied per share price of approximately $0.80. The implied per share price of the Company C offer was calculated by taking the gross consideration payable and deducting the amount of the Company’s long-term debt outstanding, the Company’s indebtedness outstanding under its credit facility, employee severance costs and adding net working capital, inventory and other assets less other liabilities, and then dividing this sum by the number of shares outstanding. Later that day, the Board of Directors held a telephonic meeting to discuss the two written proposals. At this meeting, the Company’s legal and financial advisors summarized the terms of the two proposals. The written proposal and draft merger agreement from Apollo Management were distributed to the Board at the conclusion of the meeting on September 9, 2009.”

Item 4 of the Schedule 14D-9 is hereby amended, restated and supplemented by replacing the first paragraph on page 17 thereof with the following paragraph:

“Late in the afternoon on September 11, 2009, Apollo Management indicated that it would be willing to increase its price to $3.15 per share. Company C also increased the total consideration in its proposal to a higher amount. Apollo Management’s $3.15 offer price was clearly superior to Company C’s revised offer with an implied per share price of approximately $1.28.”

Item 4 of the Schedule 14D-9 is hereby amended, restated and supplemented by replacing the third paragraph on page 17 thereof with the following paragraph:

“In the evening of September 11, 2009, the Board held a telephonic meeting to discuss the revised proposals. The Board was updated as to Apollo Management’s and Company C’s revised proposals and was informed that Apollo Management had indicated that its proposal of $3.15 per Share was its best and final offer. The Board determined that the Apollo Management offer was clearly superior based on price and transaction structure because the Company C offer was for the purchase of substantially all of the assets of the Company without the assumption of the Company’s liabilities and if the asset sale were completed, the amount of funds that would be available to distribute to stockholders after the payment of the Company’s liabilities would be substantially less than the price per Share in the Apollo Management offer as described above. The Company’s legal counsel described the material terms of the merger agreement proposed by Apollo Management and described in detail certain provisions, including the no shop, fiduciary out and termination provisions. The Board discussed these provisions and, at the conclusion of the meeting, authorized the Company’s legal counsel to contact Apollo Management’s legal counsel and commence negotiation of the merger agreement. Jeffrey G. Shrader, Chairman and an independent director, acted as the primary negotiating contact on behalf of the Company.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph above the first full paragraph on page 18 thereof:

“Also on September 13, 2009, once the Board and Apollo Management had agreed in principle on certain core economic terms relating to the Merger, certain members of the Company’s management commenced negotiations with representatives of Apollo Management regarding terms of employment following the Merger.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph below the third full paragraph on page 18 thereof:

“Also on September 14, 2009, certain members of the Company’s management continued discussions with representatives of Apollo Management regarding terms of employment following the Merger. Late in the evening, the Company’s management and Apollo Management reported to the Board that they had agreed to term sheets relating to post-closing employment, which term sheets would become effective at the closing of the Merger and contemplated the negotiation and drafting of definitive employment agreements.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs below the second paragraph on page 22 thereof:

“Forecasts

In connection with the strategic review process, management provided the Board and the Company’s financial advisors with certain non-public financial forecasts prepared by management, including, among others, forecasts of production, EBITDAX and cash flow per share. In addition, the Board reviewed certain publicly available consensus analyst estimates for the Company that were utilized by BofA Merrill Lynch Securities in connection with certain of its financial analyses. The Company generally makes public only very limited information as to future performance and does not as a matter of course provide specific or detailed information as to earnings or performance over an extended period. The amounts set forth below are included in this Schedule 14D-9 only because this information was provided by management to the Board in connection with the proposed Merger or otherwise considered by the Board.

The forecast amounts provided were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The forecast amounts do not purport to present operations in accordance with generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined or compiled the forecast amounts and accordingly assume no responsibility for them. The internal forecasts are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and therefore are susceptible to interpretations and periodic revision based on actual experience and business developments.

The forecast utilized average NYMEX prices of $60.25 crude oil and $3.96 natural gas for 2009 and $74.70 crude oil and $5.31 natural gas for 2010. The forecast amounts also reflect numerous assumptions made by management, including assumptions with respect to general business, economic, market and financial conditions and the other matters described below, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the forecast amounts will prove accurate. As a result, actual results may be materially greater or less than those set forth below. The forecast amounts do not take into account any circumstances or events occurring after the date they were prepared.

Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the specific portions of the forecasts and estimates set forth below. No one has made or makes any representation to any stockholder regarding the information included in the forecasts and estimates.

EXCEPT TO THE EXTENT REQUIRED BY LAW, NONE OF THE COMPANY, ITS OFFICERS OR DIRECTORS INTEND TO UPDATE OR REVISE THE FORECASTS OR ESTIMATES TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THEY WERE PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT SOME OR ALL OF THE ASSUMPTIONS ARE SHOWN TO BE INACCURATE OR ERRONEOUS.

A summary of the forecasts dated September 9, 2009 that management provided to the Board with respect to calendar years 2009 and 2010 is as follows:

Forecast	2009E	2010E
Estimated Production (thousands of equivalent barrels of oil per day)	6.8	6.7
Estimated EBITDAX [1]	$69.0 million	$80.0 million
Estimated Cash Flow Per Share [2]	$1.00	$1.24

(1) Estimated EBITDAX should not be considered in isolation of or as a substitute for net income, operating income, net cash provided from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity. Since Estimated EBITDAX excludes some, but not all, items that affect net cash provided from operating activities, this measure may vary among companies. “Estimated EBITDAX” as used in the Company’s management forecasts is derived from net cash provided from operating activities plus interest expense and adjusted for realized (gains)/losses on oil and gas derivative contracts.

(2) Estimated Cash Flow Per Share should not be considered in isolation of or as a substitute for net income or loss per common share or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity. Since Estimated Cash Flow Per Share is determined using cash flow amounts that excludes some, but not all, items that affect net cash provided from operating activities, this measure may vary among companies. “Estimated Cash Flow Per Share” is computed by dividing the sum of the Estimated EBITDAX (as used in the Company’s management forecasts) less interest expense by the estimated weighted average number of diluted shares outstanding during the period.

In preparing the forecasts above, the Company’s management made the following material assumptions, among others:

•	the Company remains a standalone entity;

•

the forecasts took into account estimated adjustments for basis differentials between NYMEX prices and actual prices received at the well head, together with the impact of forecast receipts due to the Company’s existing hedge positions;

•	the Company would repay $20 million principal amount of its borrowing under the Company’s existing credit facility during the fourth quarter of 2009;

•	the terms of the Company’s existing credit facility and related borrowing base remain unchanged;

•	capital expenditures in the amount of $20 million will be expended in 2010 primarily for drilling new oil wells located at the Company’s Permian basin oil projects;

•	oil volumes would increase in 2010 due to the drilling of 22 wells;

•

none of the existing producing gas wells would be curtailed or shut-in, and gas volumes would increase due to the completion of Barnett Shale wells which have been drilled but not yet completed and due to wells that have been completed but that are awaiting connection to pipelines; and

•	there would be no material legislative or regulatory changes affecting the Company’s markets for oil and gas other than as it relates to prices.

A summary of the publicly available consensus analyst estimates for the Company dated September 14, 2009 for calendar years 2009 and 2010 that the Board considered and that were utilized by BofA Merrill Lynch Securities in connection with its “Selected Company Precedent Transactions Analysis” and “Selected Publicly Traded Companies Analysis” is as follows:

Consensus Estimates	2009E	2010E
Estimated Production (thousands of equivalent barrels of oil per day)	7.0	7.1
Estimated EBITDAX [1]	$69.8 million	$70.5 million
Estimated Discretionary Cash Flow	$33.6 million	$45.2 million

(1) “Estimated EBITDAX” as used in the consensus analyst estimates is derived from earnings before interest, taxes, depreciation, depletion, amortization and exploration expense.

(2) “Estimated Discretionary Cash Flow” is derived from net income plus exploration costs, depreciation, depletion and amortization, deferred income taxes, non-cash interest costs, non-cash compensation plan charges and other non-cash amounts, less the gain on sale of properties and marketable securities.”

Item 4(d) of the Schedule 14D-9 is hereby amended and supplemented in the paragraph under the heading “Discounted Cash Flow Analysis” on page 25 by replacing in its entirety the fourth sentence of such paragraph with the following:

“The after-tax free cash flows were discounted to present value (as of June 30, 2009) using, in the case of proved developed producing reserves, a discount rate range of 9.0% to 12.5%, in the case of proved developed non-producing reserves, a discount rate range of 12.5% to 15.0%, in the case of proved undeveloped reserves, a discount rate range of 17.5% to 22.5% and, in the case of unproved reserves, a discount rate range of 30.0% to 40.0%. The after-tax free cash flows were then adjusted for certain other assets and liabilities, net working capital and long-term debt of the Company, in each case as of June 30, 2009 based on certain financial data provided by Company management and public filings.”

Item 4(d) of the Schedule 14D-9 is hereby amended and supplemented in the second paragraph under the heading “Selected Company Precedent Transactions Analysis” on page 26 by replacing in its entirety the third sentence of such paragraph with the following:

“BofA Merrill Lynch Securities then applied a range of selected multiples of the target company’s then current year and one-year forward estimated discretionary cash flow of 4.0x to 5.0x and 4.0x to 4.5x, respectively, and estimated EBITDAX of 5.5x to 7.0x and 5.0x to 6.0x, respectively, derived from the selected transactions to the Company’s calendar years 2009 and 2010 estimated discretionary cash flow and EBITDAX, respectively, and also applied a selected range of the target company’s then current year-end proved reserves of $12.00 to $15.00 per Boe and daily production of $50,000 to $75,000 per Boe derived from the selected transactions to the Company’s calendar year-end 2008 proved reserves and current daily production, respectively.”

Item 4(d) of the Schedule 14D-9 is hereby amended and supplemented in the second paragraph under the heading “Selected Publicly Traded Companies Analysis” on page 26 by replacing in its entirety the third sentence of such paragraph with the following:

“BofA Merrill Lynch Securities then applied a selected range of calendar years 2009 and 2010 estimated discretionary cash flow multiples of 4.0x to 5.0x and 3.5x to 4.0x, respectively, estimated EBITDAX multiples of 6.0x to 7.0x and 5.0x to 6.5x, respectively, and estimated daily production of $55,000 to $75,000 per Boe and $50,000 to $70,000 per Boe, respectively, and calendar year-end 2008 proved reserves of $12.50 to $15.00 per Boe derived from the selected publicly traded companies to corresponding financial and operating data of the Company.”

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented in the first paragraph under Item 5 on page 28 by replacing in its entirety the first sentence of such paragraph with the following:

“The Company has agreed to pay BofA Merrill Lynch Securities for its services in connection with the Offer and Merger an aggregate fee currently estimated to be approximately $2.5 million, a portion of which was paid in connection with its engagement, a portion of which was paid in connection with the delivery of its opinion and approximately $1.5 million of which is contingent upon completion of the Offer.”

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph below the fourth paragraph thereof:

“On September 14, 2009, the Company engaged Longnecker and Associates, an independent compensation consultant, to determine whether the management arrangements of the Executive Officers as set forth in the term sheets were consistent with the market. Under the Company’s engagement letter with Longnecker and Associates, Longnecker and Associates became entitled to a flat fee of $10,000. The Company also agreed to reimburse Longnecker and Associates for its travel expenses, administrative costs and other similar expenses.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs below the third paragraph under the “Litigation” heading:

“A fourth purported class action complaint was filed on October 1, 2009 in the Chancery Court of Delaware against the Company, individual members of the Company’s board of directors and Apollo Global Management LLC. The action, styled Bernstein v. Parallel Petroleum Corporation, Civil Action No. 4938 (the “Bernstein Complaint”), alleges, among other things, that the members of the Company’s board of directors breached, and Apollo Global Management LLC aided and abetted the Company’s board of directors with respect to such breaches of, their fiduciary duties to the Company’s stockholders in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The complaint seeks to enjoin the consummation of the Offer and the Merger and declare unenforceable or rescind the Merger Agreement, in addition to seeking other relief. With respect to the Bernstein Complaint, the Company believes that the plaintiff’s allegations lack merit and intends to defend them vigorously.

A fifth purported class action complaint was filed on October 2, 2009 in the Chancery Court of Delaware against the Company, individual members of the Company’s board of directors,

Parent, Merger Subsidiary, Apollo Management and Apollo Global Management, LLC. The action, styled Harris v. Parallel Petroleum Corporation, Civil Action No. 4942 (the “Harris Complaint”), alleges, among other things, that the members of the Company’s board of directors breached, and the Company, Parent, Merger Subsidiary, Apollo Management and Apollo Global Management, LLC knowingly assisted the Company’s board of directors with respect to such breaches of, their fiduciary duties to the Company’s stockholders in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The complaint seeks to enjoin the consummation of the Offer and the Merger and declare unenforceable or rescind the Merger Agreement, in addition to seeking other relief. With respect to the Harris Complaint, the Company believes that the plaintiff’s allegations lack merit and intends to defend them vigorously.”

In addition, Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as the last paragraphs under the “Litigation” heading:

“The foregoing summary of the Bernstein Complaint is qualified in its entirety by reference to the Bernstein Complaint, which is filed as Exhibit (a)(13) to this Amendment No. 2 and is incorporated in this Amendment No. 2 by reference. The foregoing summary of the Harris Complaint is qualified in its entirety by reference to the Harris Complaint, which is filed as Exhibit (a)(14) to this Amendment No. 2 and is incorporated in this Amendment No. 2 by reference.

The purported shareholder class action lawsuits related to the Hollinger Complaint, the Bernstein Complaint and the Harris Compliant have been consolidated and assigned to Vice Chancellor Laster of the Delaware Chancery Court. The three Delaware complaints, the Passerella Complaint and the Stratton Complaint (collectively, the “Complaints”) contain substantially the same allegations and seek substantially the same relief. While the Company and the individual members of the Company’s board of directors (collectively, the “Company Defendants”) believe that these lawsuits are without merit and that they have defenses to all of the plaintiffs’ allegations, in an effort to minimize the cost and expense of litigation, on October 13, 2009, with respect to all of the foregoing lawsuits, the Company Defendants together with Parent, Merger Subsidiary, Apollo Management and Apollo Global Management, LLC (collectively, the “Defendant Parties”) entered into a Memorandum of Understanding, dated as of October 13, 2009 (the “MOU”), with the plaintiffs for a proposed settlement of all such actions.

The MOU provides, among other things, that: (i) the Defendant Parties will agree to reduce the $5.5 million termination fee payable by the Company to Parent under the Merger Agreement to $4.0 million plus $1.0 million allocated to the payment of expenses; (ii) Defendant Parties will agree to decrease the period in which the Company is required to pay the termination fee to Parent if, after the termination of the Merger Agreement, the Company consummates a merger, acquisition, recapitalization or similar transaction as described in the Merger Agreement, from twelve months to nine months; (iii) the Company will file an amendment to the Schedule 14D-9 that provides enhanced disclosure in form and substance similar to the disclosure recommendations set forth in an attachment to the MOU; (iv) the plaintiffs will agree to dismiss all claims against Defendant Parties in the Complaints; (v) the Defendant Parties and the plaintiffs will agree upon and execute a stipulation of settlement (the “Stipulation”), which will replace the MOU, and will submit the Stipulation to the appropriate courts for review; (vi) the Stipulation will include a general release to the Defendant Parties and others of all claims; (vii) the Defendant Parties and the plaintiffs will negotiate in good faith regarding an agreed to fee in connection with the Complaints and the settlement thereof; (viii) the MOU and the Stipulation will be conditioned upon class certification and final approval by the appropriate court or courts; and (ix) neither the MOU nor any of the terms of the Stipulation will be deemed to constitute an admission of the validity of any claim against the Defendant Parties, or the liability of any Defendant Party, and the MOU and the Stipulation may not be used in any proceeding for any purpose (other than to enforce the terms set forth therein). In addition, the MOU will provide that if for any reason the settlement outlined therein is not approved by the appropriate court or courts, is terminated or otherwise does not become effective then: (a) the attempted settlement will have been without prejudice, and none of its terms will be effective or enforceable; (b) the parties to the MOU will revert to their litigation positions immediately prior to the execution of the MOU; and (c) the facts and terms of the MOU will not be referred to or offered into evidence in any trial relating to the Complaints. The foregoing summary of the material terms of the MOU is qualified in its entirety by reference to the MOU, which is filed as Exhibit (a)(16) hereto and incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the fourth full paragraph on page 31 of the Schedule 14D-9:

“The Supplement to Information Statement attached as Schedule I to Amendment No. 2 to the Schedule 14D-9 is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s stockholders.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

(a)(13)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 13, 2009, by and among Parent, Merger Subsidiary and the Company.

(a)(14)	Complaint filed in the Chancery Court of Delaware, captioned Bernstein v. Parallel Petroleum Corporation, Civil Action No. 4938.

(a)(15)	Complaint filed in the Chancery Court of Delaware, captioned Harris v. Parallel Petroleum Corporation, Civil Action No. 4942.

(a)(16)	Memorandum of Understanding, dated as of October 13, 2009, by and among the Company, individual members of the Company’s board of directors, Parent, Merger Subsidiary, Apollo Management and Apollo Global Management, LLC.

(a)(17)	Supplement to Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference herein and attached hereto as Schedule I).

(a)(18)	Press Release issued by the Company on October 13, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PARALLEL PETROLEUM CORPORATION

By:	/S/ STEVEN D. FOSTER
Name:	Steven D. Foster
Title:	Chief Financial Officer

Dated: October 13, 2009